January 16, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 23, 2024
           CIK No. 0002003292
Dear Sebastian Siemiatkowski:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
General

1. We note your response to comment 2 and your disclosure that the company is in advanced stages of establishing a comparable business relationship with a second payment card provider and a second bank partner in the United States. Please disclose the current status of these negotiations.
 January 16, 2025
Page 2
Prospectus Summary, page 4

2. We note your response to comments 2 and 4, including your assertion that you are not reliant on any particular customer or business partner. Revise your disclosure to clarify that while your merchant partners include many of the top 100 merchants in each key market, no single merchant accounts for more than 10% of your transaction volume in any of your key markets.
3. We note your response to comment 6. Please disclose the nine additional European countries to which you are expanding your deposit offerings and describe where you currently are in the process of this expansion and when you plan to complete this process to provide your deposit offerings to residents of these countries.
4. We note your disclosure that you raise deposits in Germany, the Netherlands, France,
       Spain and Ireland pursuant to a partnership with a third-party platform operated by
       Raisin. Please describe your partnership with Raisin, including the key terms of any related material agreements, if any, and file such agreements as exhibits, or advise.
5. We note your revised disclosure on page 105, as well as your response to comments 7 and 24. We note that in step 5, payments to Klarna from the consumer are often processed using a PSP or card network. On page 29, you state that you "pay a fee for the[ir] services" when payments process through the PSP. To the extent that the fees paid for these services are material, revise the presentation to indicate the weighted average fee that is deducted from amounts remitted to Klarna in step 5. Non-IFRS Financial Measures, page 21

6. We note your response and related disclosure revisions in response to comments 13 and 14 and that you now present transaction margin dollars as a non-IFRS measure and that you reconcile this measure to operating loss. Please tell us why you do not believe a fully loaded gross profit measure that includes technology and product development costs is the most directly comparable IFRS measure for your reconciliation. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for
guidance.
 January 16, 2025
Page 3
Our relationships with bank partners in the United States may subject us...to additional regulatory scrutiny, page 70

7.     We note your response to prior comment 1 and 2 relating to your dependence on
       banking partners to operate your lending operations in the United States. Revise your disclosure, in this risk factor or another appropriate portion, to discuss any changes to the regulatory scrutiny by the FDIC and other regulators on service arrangements between banks and their fintech partners. For instance, we note that the FDIC issued a statement on July 25, 2024 and issued a request for information related to these arrangements.
Our Ability to Increase Engagement and Expand Revenue from Existing Consumers, page
115

8. We note your reference, in the graphic on page 117, to the concept of a Klarna
       "Superuser" who increased their interaction with your products and therefore reinforced increased trust. Where appropriate, please clarify the extent to
       which you track the development of "Superusers" in any of your key markets or among any key user cohorts by year. To the extent that you monitor the development of your users as they become "Superusers," please disclose the extent to which those numbers have grown, either in the absolute, or in your key markets. Please clarify whether you have found that the Gini score for your "Superusers" has indicated
       continued enhanced predictability of default.
Our Ability to Attract Merchants and Enable Merchant Success, page 118

9. We note your response to comment 28 and your disclosure that results achieved by individual merchants may vary for a number of reasons. Please disclose whether the financial and performance results presented in the case studies are typical of the results enjoyed by your average merchant partner.
Our Ability to Maintain Best In-Class Underwriting Capabilities, page 124

10. We note your response to comment 31. Please further explain the changes you made to your credit underwriting decision framework. For example, briefly explain the targeted risk-based down-payment policies and how these changed policies differed from your underwriting standards prior to your strategic initiative.
11. We note your response to comments 16 and 37. You state that commonly used terms
       in the United States and the United Kingdom, such as    subprime,    are
not universally
       deployed in other geographies. As the US and the UK markets appear to be material, please revise to clarify how you characterize your typical customers in those geographies. Clarify any geographic concentration in one or more of the 26 countries in which you are currently active. Additionally, in your presentation of the ability of your underwriting model to predict credit issues, you present U.S. credit models compared to the performance of your model in Germany. Please clarify why German credit performance provides a useful comparison, for instance, because it is a more mature market for your products or it provides a similarly in-depth alternative consumer delinquency model benchmark.
Consumer Case Studies, page 170
 January 16, 2025
Page 4

12. We note the consumer case studies. Please provide us an explanation of how you identified the consumers you are highlighting in the case studies. Consider revised disclosure as necessary to ensure the presentation is balanced and accurately places the information in context for your investors.
 January 16, 2025
Page 5
13. We note that the consumer study presented on page 172 discusses the consumer's opinion that Klarna "stands for security" as well as providing a seamless shopping and payment environment. We note that you indicate that fraud detection and other payment integrity issues are key risks, including in the risks on page
48. To the extent
       that you believe that the consumer's view of the security of Klarna is appropriate, provide balancing discussion of the overall experience of fraud, or the effectiveness of your fraud detection and resolution efforts.
14. For both the merchant and consumer testimonials, please tell us whether the quoted individuals and organizations consented to being named and presented in the registration statement.
Merchant Case Studies, page 175

15. Please tell us how you solicited the merchant testimonials presented on unnumbered pages in between pages 174 and 175. In particular, please clarify whether all statements presented were provided by the relevant merchant representatives, other than the presented calculations. Please clarify whether Klarna believes these testimonials are similarly representative of the average merchant's experience, similar to your statements related to the tabular presentations made on pages 175 and 177.
Advertising Solutions, page 185

16. We note your response to comment 41. Please disclose the structure by which you earn advertising revenue (e.g., fees, interest income, etc.).
AML, Sanctions and Anti-corruption Requirements, page 207

17. We note your disclosure that you received a remark and were fined by the SFSA following an investigation relating to Klarna Bank's compliance with applicable
       AML/CFT regulations. Please revise this section to discuss any remedial actions that management has taken to ensure that you come into compliance with the applicable
       AML/CFT regulations.
Securitization, page F-15

18. We note your response to comment 50. Please tell us and revise to disclose, if material, the following:
           The amount of payments received in each period presented related to the transfer of credit risk and where you present these amounts in your financial statements.
           The impact on your financial statements at the inception of the contract to transfer credit risk, during the contract and at the settlement related to a credit loss. Please provide us an illustrative example detailing the journal entries recorded. If no amounts are ultimately recognized in "Consumer credit losses," please tell us why you believe this is appropriate.
           Your accounting policies related to your contracts to transfer credit risk.
          Specifically, discuss whether you recognize any asset or liability, how you initially and subsequently measure it and where you present it in your Balance
          Sheet. Please tell us the guidance that supports your accounting policies.
           Your accounting policies related to expected credit losses on the underlying
 January 16, 2025
Page 6

           receivables subject to the contracts to transfer credit risk. Specifically, clarify the impact on the allowance at the inception of the contract to transfer credit risk and throughout the term through settlement, including the impacted line-items in the rollforward of the allowance for credit losses on page F-29. Please tell us the guidance that supports your accounting policies.
Note 6 Consumer receivables, page F-28

19. We note the revised disclosure on page F-29 that, "The above table includes $128 million and $144 million in 2023 and 2022, respectively, in proceeds received from the sale of uncollectible consumer receivables" in response to comment
54. Please tell
       us in detail and revise to disclose in which line-item in the consumer receivables table you present the proceeds from the sale of uncollectible consumer receivables.
Exhibits

20. We note that your draft registration statement does not contain the hyperlinks to the exhibits. Please ensure that you provide appropriate hyperlinks in your publicly filed
       F-1 and any subsequent amendment. Refer to Item 601(a)(2) of Regulation S-K.
       Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:   Byron B. Rooney, Esq.